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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                            Keystone Property Trust
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   493596100
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                                 (CUSIP Number)

                               Jeffrey E. Kelter
                     President and Chief Executive Officer
                            Keystone Property Trust
                        200 Four Falls Corporate Center
                                   Suite 208
                     West Conshohocken, Pennsylvania 19428
                                 (484) 530-1800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 29, 1999
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 493596100                   13D                      Page 2 of 2 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Crescent Real Estate Equities Limited Partnership
    IRS #    75-2531304
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a)/ /
                                                                          (b)/ /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO, WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                           7        SOLE VOTING POWER
NUMBER OF
SHARES                              2,355,468
BENEFICIALLY               ----------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH
REPORTING                           0
PERSON                     ----------------------------------------------------
WITH                       9        SOLE DISPOSITIVE POWER

                                    2,355,468
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    0
                           ----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,355,468
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES / / (SEE INSTRUCTIONS)

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.3%
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14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
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Item 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates consists of common stock, par value $.001 per share (the "Common Stock"), of Keystone Property Trust, a Maryland real estate investment trust (the "Company"). The address of the Company's principal executive offices is 200 Four Falls Corporate Center, Suite 208, West Conshohocken, Pennsylvania 19428.

Item 2.  IDENTITY AND BACKGROUND

     (a)  The names of the filing person is:

          Crescent Real Estate Equities Limited Partnership ("Crescent OP"), a Delaware limited partnership.

     (b) The address of Crescent OP's principal business and principal office is 777 Main Street, Suite 2100, Fort Worth, Texas 76102.

     (c) Crescent OP's principal business is to conduct any business that may be lawfully conducted by a Delaware limited partnership, subject to limiting and conducting its business to permit Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent"), to qualify as a real estate investment trust for federal income tax purposes.

     (d) During the last five years, Crescent OP has not been convicted in a criminal proceeding.

     (e) During the last five years, Crescent OP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On December 29, 1999, Hudson Bay Partners II, L.P., a Delaware limited partnership of which Crescent OP was a Class A limited Partner, dissolved. Pursuant to the dissolution, Hudson Bay Partners II, L.P. made an in-kind distribution of its assets, which included Common Stock of the Company and units ("Units") of limited partnership of Keystone Operating Partnership, L.P. ("Keystone OP"), to its partners. The Units are redeemable by the Company, upon request by the holder, into shares of Common Stock of the Company on a one-for-one basis, or, at the Company's option, cash.

          Pursuant to the dissolution, Crescent OP received 1,286,912 shares of Common Stock of the Company and 765,807 Units of Keystone OP. Of the 765,807 Units received, 103,810 Units may not be redeemed for shares of Common Stock until June 29, 2000. Therefore, Crescent OP may be deemed to beneficially own 2,355,468 shares of Common Stock of the Company (which includes 661,997 Units of Keystone OP).

          In addition, on December 29, 1999, Crescent OP purchased 406,559 shares of Common Stock from the Company in a public offering. The purchase price for these shares was $5,895,105.50, representing a purchase price per share of $14.50. The purchase price was paid in cash.

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Item 4.   PURPOSE OF TRANSACTION

          Crescent OP acquired the 1,286,912 shares of Common Stock and 765,807 Units as a result of the dissolution of the prior holder thereof (of which Crescent OP was a limited partner) on December 29, 1999. Crescent OP acquired its limited partner interest in the prior holder for investment purposes.

          The Company acquired the 406,559 shares of Common Stock on December 29, 1999 for investment purposes.

          As of the date hereof, Crescent OP is holding all of its shares of Common Stock and Units solely for investment and does not have any present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Crescent OP may make additional purchases of shares of Common Stock or Units or may sell or otherwise dispose of all or portions of its shares of Common Stock or Units if such sales and purchases would be desirable.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Crescent OP may be deemed to beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, 2,355,468 shares of Common Stock, which represents 26.3% of the outstanding Common Stock.

     (b) Crescent OP has sole voting and sole dispositive power of such 2,355,468 shares of Common Stock identified in (a) above.

     (c) The transactions described above are the only transactions in the Common Stock effected by Crescent OP within the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                                  January 7, 2000
                                       -----------------------------------------
                                                     (Date)


                                              /s/ David M. Dean
                                       -----------------------------------------
                                                    (Signature)


                                              Senior Vice President, Law
                                           and Administration, and Secretary
                                       -----------------------------------------
                                                  (Name and Title)



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